SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 21)*

                                 Name of Issuer
                             BALDOR ELECTRIC COMPANY

                          Title of Class of Securities
                                  COMMON STOCK
>
                                  CUSIP Number
                                   057741-10-0

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
























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CUSIP No.  057741-10-0


1.        Name of reporting persons:                       Frederick C. Ballman

          S.S. or I.R.S. identification no. of above persons:       ###-##-####

2.        Check the appropriate box if a member of a group (See Instructions):

                                                            (a)      __________

                                                            (b)      __________

3.        SEC use only:                                              __________

4.        Citizenship or place of organization:                    U.S. Citizen




Number of shares beneficially owned by each reporting person with (5-8):

5.        Sole voting power:                                 5,400       shares

6.        Shared voting power:                               3,020,504   shares

7.        Sole dispositive power:                            5,400       shares

8.        Shared dispositive power:                          3,020,504   shares



9.        Aggregate amount beneficially
          owned by each reporting person:                    3,025,904   shares

10.       Check if the aggregate amount in row (9)
          excludes certain shares (see instructions):         ________

11.       Percent of class represented by amount in row (9):      8.5%

12.       Type of reporting person (see instructions):             IN





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Item 1  (a) Name of issuer:                        Baldor Electric Company

        (b) Address of issuer's
            principal executive offices:           5711 R.S. Boreham, Jr. Street
                                                   Fort Smith, AR 72908


Item 2  (a) Name of person filing:                 Frederick C. Ballman

        (b) Address of principal business office,
            if none, residence:                    P.O. Box 6638
                                                   Fort Smith, AR 72906

        (c) Citizenship:                           United States

        (d) Title of class of securities:          Common Stock

        (e) CUSIP number:                          057741-10-0


Item 3 If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a)    __________         Broker or Dealer registered under Section 15
                                  of the Act.

        (b)    __________         Bank as defined in section 3(a)(6) of the Act.

        (c)    __________         Insurance  Company  as  defined  in  section
                                  3(a)(19) of the Act.

        (d)    __________         Investment Company registered under section 8
                                  of the Investment Company Act.

        (e)    __________         Investment Advisor registered under section
                                  203 of the Investment Advisers Act of 1940.

        (f)    __________         Employee  Benefit Plan,
                                  Pension  Fund  which is  subject to
                                  the   provisions  of  the  Employee
                                  Retirement  Income  Security Act of
                                  1974 or  Endowment  Fund;  see Sec.
                                  240.13d-1(b)(1)(ii)(F).

        (g)    __________         Parent Holding Company,
                                  accordance  with Sec.  240.13d-1
                                  (b)(ii)(G) (Note: See Item 7).

        (h)    __________         Group, in accordance with
                                  Sec. 240.13d-1(b)(1)(ii)(H).




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Item 4  Ownership:

        If the percent of the class owned, as of December 31 of the year covered by the statement or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

        (a)    Amount Beneficially Owned:                     3,025,904  shares

        (b)    Percent of Class:                              8.5%

        (c) Number of shares as to which such person has:

               (i)       sole power to vote or
                         to direct the vote:                  5,400      shares

               (ii)      shared power to vote or
                         to direct the vote:                  3,020,504  shares

               (iii)     sole power to dispose or
                         to direct the disposition of:        5,400,     shares

               (iv)      shared power to dispose or
                         to direct the disposition of:        3,020,504  shares


Item 5  Ownership of five percent or less of a class:         Not Applicable

Item 6  Ownership of more that five percent on behalf
        of another person:                                    Not Applicable

Item 7  Identification and classification of the subsidiary
        which acquired the security being reported on by
        the Parent Holding Company:                           Not Applicable

Item 8  Identification and classification of members of the
        group:                                                Not Applicable

Item 9  Notice of dissolution of group:                       Not Applicable

Item 10 Certification:                                        Not Applicable






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SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                              February 6, 2000



Signature:                         /s/ Frederick C. Ballman
                                   ------------------------
Name:                              Frederick C. Ballman

Title:                             Director































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